UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 16, 2017

CB FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36706	51-0534721
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 N. Market Street, Carmichaels, Pennsylvania 15320

(Address of principal executive offices, including zip code)

(724) 966-5041

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into a Material Definitive Agreement

On November 16, 2017, CB Financial Services, Inc. (the “Company” or “CB”) and First West Virginia Bancorp, Inc. (“First West Virginia”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which First West Virginia will merge with and into the Company (the “Merger”). Immediately following the Merger, Progressive Bank, N.A., the wholly owned subsidiary of First West Virginia, will merge with and into Community Bank, the wholly owned subsidiary of the Company (the “Bank Merger”).

Under the terms of the Merger Agreement, which has been unanimously approved by the Boards of Directors of each of the Company and First West Virginia, stockholders of First West Virginia will be entitled to elect to receive $28.50 in cash or 0.9583 shares of Company common stock for each share of First West Virginia common stock, subject to proration procedures to ensure that 80% of the outstanding shares of First West Virginia common stock are exchanged for shares of Company common stock and the remaining 20% are exchanged for cash. The Merger is expected to qualify as a tax-free reorganization for both companies and as a tax-free exchange for First West Virginia stockholders who receive shares of Company common stock in exchange for their shares of First West Virginia common stock.

The Merger Agreement contains usual and customary representations and warranties that the Company and First West Virginia have made to each other as of specific dates. Each party has also agreed to customary covenants, including, among other things, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Company and First West Virginia expect to complete the Merger in the second quarter of 2018. The completion of the Merger is subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and the approval of the stockholders of the Company and First West Virginia.

Effective upon the closing of the Merger, William G. Petroplus and two other current First West Virginia directors will be appointed to the Boards of Directors of the Company and Community Bank.

Each First West Virginia director and executive officer has agreed to vote their shares in favor of the approval of the Merger Agreement at the First West Virginia stockholders meeting to be held to vote on the proposed Merger pursuant to a voting agreement, a form of which is attached as Exhibit A to the Merger Agreement. If the Merger is not consummated under specified circumstances, First West Virginia has agreed to pay the Company a termination fee of $2.5 million.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by reference in its entirety. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Additional Information and Where to Find It

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, First West Virginia, their respective affiliates or their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of the Company and First West Virginia and a prospectus of the Company and will be filed with the Securities and Exchange Commission (the “SEC”), as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that the Company makes with the SEC.

Investors and stockholders are urged to read the Registration Statement on Form S-4 and the joint proxy statement/prospectus included therein regarding the proposed Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents the Company will file with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents from the Company’s website at www.communitybank.tv under the tab “About Us—Investor Relations” and then the link “SEC Filings.”

Participants in the Solicitation

The Company, First West Virginia and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and First West Virginia in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 12, 2017. Information about the directors and executive officers of First West Virginia will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed Merger to be filed with the SEC when they become available.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of the Company and First West Virginia. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal,” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by the Company’s and First West Virginia’s stockholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the respective businesses of the Company and First West Virginia or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of the Company’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. The Company and First West Virginia undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this filing.

Item 7.01	Regulation FD Disclosure

An investor presentation containing additional information regarding the Merger is included in this report as Exhibit 99.1 and is furnished herewith, and shall not be deemed “filed” for any purpose.

Item 8.01	Other Events

On November 16, 2017, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2.

Item 9.01.	Financial Statements and Exhibits

(d)  Exhibits.

Exhibit 2.1 Agreement and Plan of Merger dated as of November 16, 2017 by and between CB Financial Services, Inc. and First West Virginia Bancorp, Inc.*

Exhibit 99.1 Investor Presentation November 16, 2017

Exhibit 99.2 News Release dated November 16, 2017

*Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CB FINANCIAL SERVICES, INC.

Date: November 16, 2017	By:	/s/ Kevin D. Lemley
Kevin D. Lemley
Executive Vice President and Chief Financial Officer